Exhibit 99.1

Postmedia Announces Completion of Rights Offering

TORONTO--(BUSINESS WIRE)--March 18, 2015--Postmedia Network Canada Corp. (“Postmedia” or the “Company”) announced today that it has completed its rights offering (the “Rights Offering”) in connection with the proposed Sun Media Acquisition (as defined below), which was previously announced on October 6, 2014.

A total of 240,972,226 subscription receipts (the “Subscription Receipts”), at a subscription price of $0.72 per Subscription Receipt, were issued in connection with the Rights Offering, for aggregate proceeds of $173.5 million. A total of 200,084,396 Subscription Receipts were subscribed for by rights holders pursuant to the basic subscription privilege attached to each Right. In addition to exercising its basic subscription privilege in full, GoldenTree Asset Management LP (“GoldenTree”), on behalf of certain funds and accounts for which it serves as investment manager (the “GoldenTree Funds”), exercised its additional subscription privilege for all the remaining Subscription Receipts that were not subscribed for by other holders under the Rights Offering. Due to the exercise of the additional subscription privilege by GoldenTree, it will not be necessary for the GoldenTree Funds to take up any Subscription Receipts pursuant to the standby purchase agreement that it entered into with the Company (the “Standby Purchase Agreement”).

The Subscription Receipts will be automatically exchanged for variable voting shares of the Company upon the satisfaction of certain conditions, including, among others, the satisfaction of all conditions of the Company’s previously announced acquisition of Sun Media Corporation’s English language newspapers and specialty publications as well as digital properties (the “Sun Media Acquisition”) and the issuance of $140 million principal amount of 8.25% Senior Secured Notes due 2017 of Postmedia Network Inc. (the “Note Issuance”) pursuant to a subscription receipt indenture dated as of October 6, 2014 (collectively, the “Release Conditions”). The proceeds of the Note Issuance, together with the net proceeds of the Rights Offering, the net proceeds related to the sale of the Montreal Gazette production facility and corporate cash, will be used by the Company to finance the Sun Media Acquisition. If the Release Conditions are not satisfied or waived, as applicable, on or before June 26, 2015 (as such date may be extended pursuant to the agreement governing the Subscription Receipts), and in certain other limited circumstances as described in the final prospectus for the Rights Offering, the subscription funds will be returned to investors and the Subscription Receipts will be cancelled.

Upon exchange of the Subscription Receipts for variable voting shares, Postmedia expects a total of approximately 281.2 million voting shares and variable voting shares, in the aggregate, will be issued and outstanding. Based on the results of the Rights Offering, the GoldenTree Funds will not own shares carrying 33 1/3% or more of the outstanding voting rights in respect of all of the issued and outstanding shares of the Company, and therefore, in accordance with the Standby Purchase Agreement, GoldenTree will not be required to enter into a voting restriction agreement to limit the number of votes that they will be entitled to cast at any meeting of Postmedia shareholders.

Further details concerning the Rights Offering and the Standby Purchase Agreement are contained in the final prospectus, which has been filed on SEDAR at www.sedar.com.

This press release is not an offer to sell or the solicitation of an offer to buy Rights, Subscription Receipts or variable voting shares. Such securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, or an applicable exemption from the registration requirements.

Note: All dollar amounts are expressed in Canadian dollars.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information

This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the Sun Media Acquisition and the satisfaction of the Release Conditions. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others, the possibility that the Sun Media Acquisition will not close (including, without limitation, as a result of the failure to gain regulatory approvals) and the satisfaction of the Release Conditions. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward- looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

CONTACT:
Postmedia Network Canada Corp.
Media:
Phyllise Gelfand, (416) 442-2936
Vice President, Communications
pgelfand@postmedia.com
or
Investor:
Doug Lamb, (416) 383-2325
Executive Vice President and Chief Financial Officer
dlamb@postmedia.com